SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-

                                        1(a)AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.   )(1)

LIFEPOINT, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

53215R100

(CUSIP Number)

Paul Caland
c/o Robert T. Tucker, Esq.
61 Purchase Street, Suite 2
Rye, New York 10580

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

—

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 53215R100	Page 2 of 10 pages

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Mr. Paul Caland

2	Check the Appropriate Box If a Member of a Group

a.	[X]

b.	[ ]

3	SEC Use Only

4	Source of Funds

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

France and Lebanon

	7	Sole Voting Power

Number Of		45,599,632
Shares
Beneficially	8	Shared Voting Power
Owned By
Each		0
Reporting
Person	9	Sole Dispositive Power
With
		45,599,632

	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

45,599,632

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented By Amount in Row (11)

55.2%

14	Type of Reporting Person

IN

CUSIP No. 53215R100	Page 3 of 10 pages

1	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

St. Cloud Investments, Ltd.

2	Check the Appropriate Box If a Member of a Group

a.	[X]

b.	[ ]

3	SEC Use Only

4	Source of Funds

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)

[ ]

6	Citizenship or Place of Organization

British Virgin Islands

	7	Sole Voting Power

Number Of		45,599,632
Shares
Beneficially	8	Shared Voting Power
Owned By
Each		0
Reporting
Person	9	Sole Dispositive Power
With
		45,599,632

	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

45,599,632

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented By Amount in Row (11)

55.2%

14	Type of Reporting Person

CO

Item 1. Security and Issuer.

                         This statement on Schedule l3D relates to the shares of the common stock, par value $.001 per share (“Common Stock”), of LifePoint, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1205 South Dupont Street, Ontario, California 91761.

Item 2. Identity and Background.

                         (a) This statement on Schedule 13D is filed by Mr. Paul Caland, an individual who is a citizen of Lebanon (“Mr. Caland”) and St. Cloud Investments, Ltd., a corporation organized under the laws of the British Virgin Islands(“SCI”; together with Mr. Caland, the “Reporting Persons”).

                         (b-c) SCI is a privately-held investment company incorporated under the laws of the British Virgin Islands. Mr. Caland is the majority shareholder of SCI and may be deemed to beneficially own the shares of Common Stock held of record by SCI. The address of the principal office of SCI is c/o Nomina Financial Services Ltd., Waldmannstrasse 8, P.O. Box 391, Zurich, Switzerland CH-8024. The directors are Robert T. Tucker and Nancy Main. Mr. Tucker is a citizen of the United States, his principal occupation is an attorney and his business address is 61 Purchase Street, Suite 2, Rye, New York 10580. Ms. Main is a citizen of the United States, her principal occupation is an attorney and her business address is 2525 Michigan Avenue, Suite A5, Santa Monica, CA 90404.

Page 4 of 10 pages

                         (d-e) During the last five years, neither Mr. Caland, SCI nor, to the best knowledge of SCI, the executive officers and directors of SCI has been(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                         (f) Mr. Caland is a citizen of France and SCI is a corporation organized under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

               On March 14, 2000, through a private placement directly with the Company, Mr. Caland, through SCI, acquired 246,906 shares of common stock and a warrant to purchase 87,500 shares of common stock for $3.00 per share. The total consideration paid by SCI was $493,812.

               On July 14, 2003, SCI loaned Zanett Lombardier Master Fund II, L.P. (“Zanett”), $250,000 which Zanett used to acquire 250 shares of Series D Preferred Stock convertible into 833,250 shares of common stock of the Company. Zanett also received a warrant to purchase 1,666,500 shares of common stock at $.50 per share.

               On September 23, 2003, SCI loaned Zanett an additional $750,000 which Zanett used to acquire 750 shares of Series D Preferred Stock convertible into 2,499,750 shares of common stock of the Company. Zanett also received a warrant to purchase 4,999,500 shares of common stock at $.50 per share.

               On September 23, 2003, Zanett repaid the $1,000,000 loan in full by transferring to SCI 17,142 shares of Series C Preferred Stock convertible into 1,999,900 shares of common stock, 1,000 shares of Series D Preferred Stock convertible into 3,333,000 shares of common stock and warrants to acquire 6,666,000 shares of common stock at $.50 per share.

               On September 23, 2003, through a privately negotiated transaction, SCI acquired 238,514 shares of common stock, 36,095 shares of Series C Preferred Stock convertible into 4,211,083 shares of common stock, 632 shares of Series D Preferred Stock convertible into 2,106,456 shares of common stock and warrants to acquire 4,634,141 shares of common stock at $.50 per share from Dandelion International, Ltd., a British Virgin Island company. The total consideration paid by SCI was $1,895,325.

               On September 23, 2003, through a privately negotiated transaction, SCI acquired 238,514 shares of common stock, 36,095 shares of Series C Preferred Stock convertible into 4,211,083 shares of common stock, 632 shares of Series D Preferred Stock convertible into 2,106,456 shares of common stock and warrants to acquire 4,634,141 shares of common stock at $.50 per share from Bomoseen Investments, Ltd., a British Virgin Island company. The total consideration paid by SCI was $1,895,325.

               On September 23, 2003, through a privately negotiated transaction, SCI acquired 232,577 shares of common stock, 35,095 shares of Series C Preferred Stock convertible into 4,094,417 shares of common stock, 615 shares of Series D Preferred Stock convertible into 2,049,795 shares of common stock and warrants to acquire 4,509,149 shares of common stock at $.50 per share from Wallington Investment Holdings, Ltd., a British Virgin Island company. The total consideration paid by SCI was $1,843,325.

Page 5 of 10 pages

Item 4. Purpose of Transaction.

               The Shares were acquired by the Reporting Persons solely for investment purposes. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Persons now owns or hereafter may acquire.

               Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Page 6 of 10 pages

Item 5. Interest in Securities of the Issuer.

                         (a) The Reporting Persons may be deemed to be the beneficial owners of 45,599,632 shares of Common Stock, consisting of 956,511 shares of Common Stock, 124,427 shares of Series C Preferred Stock convertible into 14,516,483 shares of Common Stock, 2,879 shares of Series D Preferred Stock convertible into 9,595,707 shares of Common Stock and warrants to purchase 20,530,931 shares of Common Stock, constituting approximately 55.2% of the outstanding shares of Common Stock (which calculation is based on 38,027,320 shares of Common Stock outstanding on September 30, 2003 as reported in the Company’s Registration Statement on Form S-3 filed on October 2, 2003 and as adjusted to reflect the assumed conversion of 124,427 shares of Series C Preferred Stock and 2,879 shares of Series D Preferred Stock and the assumed exercise of the 20,530,931 Warrants which are exercisable within 60 days of the date hereof).

                         Due to his position as the majority holder of the stock of SCI, Mr. Caland may, pursuant to the Act, be deemed to be the beneficial owner of the Shares owned directly by SCI. To the best knowledge of the Reporting Persons, none of the executive officers and directors of SCI, other than Mr. Caland beneficially owns any Shares.

                         (b) SCI has the sole power to vote and dispose of the Shares. Mr. Caland, in his capacity as the majority holder of the stock of SCI, may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the Shares and the Warrants.

                         (c) Except as set forth in Item 3, neither Mr. Caland, SCI, nor, to the best knowledge of the Reporting Persons, the

Page 7 of 10 pages

executive officers and directors of SCI has effected any transactions in the Shares in the past sixty (60) days.

                         (d) Except as set forth in Item 5(b), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock beneficially owned by the Reporting Persons.

                         (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                         Except as set forth herein or in the Exhibits filed herewith, neither Mr. Caland, SCI, nor, to the best knowledge of the Reporting Persons, the executive officers and directors of SCI, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the Company’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

                         Exhibit A. — Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).

Page 8 of 10 pages

SIGNATURE

               After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2003

ST. CLOUD INVESTMENTS, LTD.

By: /s/ Robert T. Tucker Name: Robert T. Tucker Title: Director

/s/ Paul Caland Paul Caland

Page 9 of 10 pages